UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2025.
Commission File Number 001-38755
Suzano S.A.
(Exact name of registrant as specified in its charter)
SUZANO INC.
(Translation of Registrant’s Name into English)
Av. Professor Magalhaes Neto, 1,752
10th Floor, Rooms 1010 and 1011
Salvador, Brazil 41 810-012
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report and exhibits are incorporated by reference in our registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission on April 30, 2025 (File No. 333-286881, 333-286881-01 and 333-286881-02), and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

Suzano S.A.

i

Suzano S.A.
Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025
(In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

	Note	03/31/2025	12/31/2024
ASSETS
CURRENT
Cash and cash equivalents	5	9,914,505	9,018,818
Marketable securities	6	6,516,323	12,971,547
Trade accounts receivable	7	6,354,237	9,132,860
Inventories	8	8,642,882	7,962,324
Recoverable taxes	9	1,074,377	929,001
Recoverable income taxes	9	337,663	180,618
Derivative financial instruments	4.5	888,004	1,006,427
Advances to suppliers	10	85,581	92,133
Other assets		665,543	889,232
Total current assets		34,479,115	42,182,960

NON-CURRENT
Marketable securities	6	402,442	391,964
Recoverable taxes	9	1,042,971	1,179,125
Deferred taxes	12	4,431,946	7,984,015
Derivative financial instruments	4.5	3,244,326	2,880,673
Advances to suppliers	10	2,496,154	2,503,537
Judicial deposits		590,245	487,993
Other assets		125,724	156,880

Biological assets	13	22,861,555	22,283,001
Investments	14	1,651,534	1,816,923
Property, plant and equipment	15	65,005,656	64,986,040
Right of use	19.1	5,249,601	5,180,691
Intangible	16	13,663,616	13,902,303
Total non-current assets		120,765,770	123,753,145
TOTAL ASSETS		155,244,885	165,936,105

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

1

Suzano S.A.
Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025
(In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

	Note	03/31/2025	12/31/2024
LIABILITIES
CURRENT
Trade accounts payable	17	5,669,809	6,033,285
Loans, financing and debentures	18	3,428,610	10,501,387
Lease liabilities	19	870,322	872,228
Derivative financial instruments	4.5	1,561,094	2,760,273
Taxes payable		282,866	245,353
Income taxes payable		71,201	118,362
Payroll and charges		702,399	1,232,971
Liabilities for assets acquisitions and subsidiaries	23	20,877	21,166
Dividends and interest on own capital payable		7,699	2,200,917
Advances from customers		213,338	145,200
Other liabilities		361,676	346,796
Total current liabilities		13,189,891	24,477,938

NON-CURRENT
Loans, financing and debentures	18	87,613,961	90,934,144
Lease liabilities	19	5,981,197	6,100,687
Derivative financial instruments	4.5	5,570,354	7,694,547
Liabilities for assets acquisitions and subsidiaries	23	94,547	99,324
Provision for judicial liabilities	20	2,943,436	2,926,750
Employee benefit plans	21	730,032	721,560
Deferred taxes	12		12,596
Share-based compensation plans	22	361,895	361,974
Advances from customers		74,715	74,715
Other liabilities		149,211	116,295
Total non-current liabilities		103,519,348	109,042,592
TOTAL LIABILITIES		116,709,239	133,520,530

SHAREHOLDERS’ EQUITY	24
Share capital		19,235,546	19,235,546
Capital reserves		64,827	60,226
Treasury shares		(1,371,424)	(1,339,197)
Profit reserves		12,978,898	12,978,898
Other reserves		1,133,200	1,348,796
Retained earnings		6,357,219
Controlling shareholders'		38,398,266	32,284,269
Non-controlling interest		137,380	131,306
Total equity		38,535,646	32,415,575
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		155,244,885	165,936,105

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

2

Suzano S.A.
Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Note	03/31/2025	03/31/2024
NET SALES	27	11,552,921	9,458,602
Cost of sales	29	(7,729,167)	(5,699,870)
GROSS PROFIT		3,823,754	3,758,732

OPERATING INCOME (EXPENSES)
Selling	29	(754,882)	(653,415)
General and administrative	29	(673,551)	(502,975)
Income/(loss) from associates and joint ventures	14	(17,077)	(9,907)
Other operating (expenses) income, net	29	(119,209)	(40,209)
OPERATING PROFIT BEFORE NET FINANCIAL INCOME (EXPENSES)		2,259,035	2,552,226

NET FINANCIAL INCOME (EXPENSES)	26
Financial expenses		(1,640,085)	(1,130,400)
Financial income		438,853	424,217
Derivative financial instruments, net		3,693,159	(634,537)
Monetary and exchange variations, net		5,204,286	(1,699,328)
NET INCOME (LOSS) BEFORE TAXES		9,955,248	(487,822)

Income and social contribution taxes
Current	12	(67,100)	(114,354)
Deferred	12	(3,539,970)	822,208
NET INCOME FOR THE PERIOD		6,348,178	220,032

Attributable to
Controlling shareholders’		6,340,760	215,392
Non-controlling interest		7,418	4,640

Earnings per share
Basic	25.1	5.11735	0.16755
Diluted	25.2	5.10429	0.16747

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

3

Suzano S.A.
Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	03/31/2025	03/31/2024
Net income for the period	6,348,178	220,032
Other comprehensive income (loss)
Fair value investments in equity measured at fair value through other comprehensive income (1)	(87,077)	258
Tax effect on the fair value of investments	683	(88)
Items with no subsequent effect on income (loss)	(86,394)	170

Exchange rate variations on conversion of financial information of the subsidiaries abroad	(113,060)	2,054
Realization of exchange variation on investments abroad		(4)
Items with subsequent effect on income (loss)	(113,060)	2,050
Total comprehensive income	6,148,724	222,252

Attributable to
Controlling shareholders’	6,141,306	217,612
Non-controlling interest	7,418	4,640
(1) Includes fair value measurement of Lenzing Aktiengesellschaft.

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

4

Suzano S.A.
Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	Share Capital	Capital reserves	Treasury shares	Profit reserves	Other reserves	Retained earnings	Total controlling shareholders' equity	Non-controlling interest	Total consolidated shareholders' equity
Balances at December 31, 2023		9,235,546	26,744	(1,484,014)	35,376,198	1,538,296		44,692,770	117,530	44,810,300
Net income for the period							215,392	215,392	4,640	220,032
Other comprehensive income						2,220		2,220		2,220
Stock options granted	22.2		3,345					3,345		3,345
Stock options exercised	22.2		(4,768)	4,768
Share repurchase	24.2			(309,952)				(309,952)		(309,952)
Unclaimed dividends forfeited	24.2			853,725	(853,725)
Transactions with non-controlling interests									(1,346)	(1,346)
Realization of deemed cost, net of taxes						(17,875)	17,875
Balances at March 31, 2024		9,235,546	25,321	(935,473)	34,522,473	1,522,641	233,267	44,603,775	120,824	44,724,599

Balances at December 31, 2024		19,235,546	60,226	(1,339,197)	12,978,898	1,348,796		32,284,269	131,306	32,415,575
Net income for the period							6,340,760	6,340,760	7,418	6,348,178
Other comprehensive income						(199,454)		(199,454)		(199,454)
Stock options granted	22.2		11,038					11,038		11,038
Stock options exercised	22.2		(6,437)	6,437
Share repurchase	24.2			(38,664)				(38,664)		(38,664)
Unclaimed dividends forfeited							317	317		317
Transactions with non-controlling interests									(1,344)	(1,344)
Realization of deemed cost, net of taxes						(16,142)	16,142
Balances at March 31, 2025		19,235,546	64,827	(1,371,424)	12,978,898	1,133,200	6,357,219	38,398,266	137,380	38,535,646

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

5

Suzano S.A.
Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CASH FLOW

	03/31/2025	03/31/2024
OPERATING ACTIVITIES
Net income for the period	6,348,178	220,032
Adjustment to
Depreciation, depletion and amortization	2,408,025	1,899,297
Depreciation of right of use (Note 19.1)	89,397	82,727
Interest expense on lease liabilities (Note 19.2)	116,258	109,806
Result from sale and disposal of property, plant and equipment, intangible and biological assets, net (Note 29)	46,307	47,554
Income (expense) from associates and joint ventures (Note 14)	17,077	9,907
Exchange rate and monetary variations, net (Note 26)	(5,204,286)	1,699,328
Interest expenses on financing, loans and debentures (Note 26)	1,412,878	1,230,849
Capitalized loan costs (Note 26)	(52,753)	(377,560)
Accrual of interest on marketable securities	(264,440)	(312,425)
Amortization of transaction costs, premium and discounts (Note 26)	31,923	17,308
Derivative gains (loss), net (Note 26)	(3,693,159)	634,537
Deferred income tax and social contribution (Note 12.2)	3,539,970	(822,208)
Interest on actuarial liabilities and cost of current service (Note 21.2)	19,822	18,963
Provision for judicial liabilities, net (Note 20.1)	28,985	29,015
Provision for doubtful accounts, net (Note 7.3)	7,653	(1,317)
Provision for inventory losses, net (Note 8.1)	4,475	8,030
Provision for loss of ICMS credits, net (Note 9.1)	45,766	(23,763)
Other	15,856	15,121
Decrease (increase) in assets
Trade accounts receivable	2,238,113	373,116
Inventories	(430,784)	(298,050)
Recoverable taxes	(75,463)	8,363
Other assets	183,194	(15,658)
Increase (decrease) in liabilities
Trade accounts payable	(91,408)	(141,975)
Taxes payable	5,303	90,822
Payroll and charges	(528,881)	(232,642)
Other liabilities	(41,443)	(15,767)
Cash generated from operations	6,176,563	4,253,410
Payment of interest on financing, loans and debentures (Note 18.3)	(2,014,500)	(1,749,517)
Capitalized loan costs paid	52,753	377,560
Interest received on marketable securities	361,942	228,249
Payment of income taxes	(159,068)	(55,574)
Cash provided by operating activities	4,417,690	3,054,128

INVESTING ACTIVITIES
Additions to property, plant and equipment (Note 15)	(1,231,900)	(2,556,172)
Additions to intangible (Note 16)	(11,836)	(55,110)
Additions to biological assets (Note 13)	(1,836,180)	(1,631,502)
Proceeds from sales of property, plant and equipment and biological assets	43,551	26,719
Capital increase in affiliates (Note 14.3)		(18,908)
Marketable securities, net	6,367,566	(1,566,266)
Advances for acquisition of wood from operations with development and partnerships	(6,998)	(235,775)
Cash provided (used) in investing activities	3,324,203	(6,037,014)

FINANCING ACTIVITIES
Proceeds from loans, financing and debentures (Note 18.3)	7,055,244	4,244,874
Proceeds (payments) from derivative transactions (Note 4.5.4)	124,558	444,112
Payment of loans, financing and debentures (Note 18.3)	(11,175,521)	(4,038,400)
Payment of leases (Note 19.2)	(371,531)	(320,643)
Payment of interest on own capital and dividends	(2,192,903)	(1,309,450)
Shares repurchased (Note 24.2)	(38,664)	(309,952)
Cash (used) by financing activities	(6,598,817)	(1,289,459)

EXCHANGE VARIATION ON CASH AND CASH EQUIVALENTS	(247,389)	129,600

Increase (Decrease) in cash and cash equivalents, net	895,687	(4,142,745)
At the beginning of the period	9,018,818	8,345,871
At the end of the period	9,914,505	4,203,126
Increase (Decrease) in cash and cash equivalents, net	895,687	(4,142,745)
The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

6

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

.
1 COMPANY’S OPERATIONS
Suzano S.A. (“Suzano”) and its subsidiaries (collectively the “Company”) is a public company with its headquarters in Brazil, at Avenida Professor Magalhães Neto, No. 1,752 - 10th floor, rooms 1010 and 1011, Bairro Pituba, in the city of Salvador, State of Bahia, and its main business office in the city of São Paulo.
Suzano’s shares are traded on B3 S.A. (“Brasil, Bolsa, Balcão - “B3”), listed in the New Market under the ticker SUZB3, and its American Depositary Receipts (“ADRs”) in a ratio of 1 (one) per common share, Level II, are traded in the New York Stock Exchange (“NYSE”) under the ticker SUZ.
The Company has 16 industrial units, 14 located in Brazil in the cities of Cachoeiro de Itapemirim and Aracruz (Espírito Santo State), Belém (Pará State), Eunápolis and Mucuri (Bahia State), Maracanaú (Ceará State), Imperatriz (Maranhão State), Jacareí, Limeira, Mogi das Cruzes and two units in Suzano (São Paulo State) and Três Lagoas and Ribas do Rio Pardo (Mato Grosso do Sul State) and two units in United States located in the cities of Pine Bluff (Arkansas) and Waynesville (North Carolina). Additionally, it has seven technology centers, four located in Brazil, one in Canada, one in China and one in Israel, 28 distribution centers and four ports, all located in Brazil.
These units produce hardwood pulp from eucalyptus, coated paper, paperboard, uncoated paper and cut size paper and packages of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.
Pulp and paper are sold in foreign markets by Suzano, as well as through its wholly-owned subsidiaries and/or its sales offices in Argentina, Austria, China, Ecuador, United States of America and Singapore.
The Company's operations also include the commercial management of eucalyptus forest for its own use, operation of port terminals, and holding of interests, as a partner or shareholder, in other companies or enterprises, and commercialization of electricity generated from its pulp production process.
The Company is controlled by Suzano Holding S.A., through a voting agreement whereby it holds 49.26% of the common shares of its share capital.
These unaudited condensed consolidated interim financial information was authorized by the Board of Directors on May 7, 2025.

7

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

1.1 Equity interests
The Company holds equity interests in the following entities:

			% equity interest
Entity/Type of investment	Main activity	Country	03/31/2025	12/31/2024
Consolidated
F&E Tecnologia do Brasil S.A. (Direct)	Biofuel production, except alcohol	Brazil	100.00%	100.00%
Fibria Celulose (USA) Inc. (Direct)	Business office	United States of America	100.00%	100.00%
Fibria Terminal de Celulose de Santos SPE S.A. (Direct)	Port operations	Brazil	100.00%	100.00%
FuturaGene Ltd.	Biotechnology research and development	England	100.00%	100.00%
FuturaGene Delaware Inc. (Indirect)	Biotechnology research and development	United States of America	100.00%	100.00%
FuturaGene Israel Ltd. (Indirect)	Biotechnology research and development	Israel	100.00%	100.00%
FuturaGene Inc. (Indirect)	Biotechnology research and development	United States of America	100.00%	100.00%
Maxcel Empreendimentos e Participações S.A. (Direct)	Holding	Brazil	100.00%	100.00%
Itacel - Terminal de Celulose de Itaqui S.A. (Indirect)	Port operations	Brazil	100.00%	100.00%
Mucuri Energética S.A. (Direct)	Power generation and distribution	Brazil	100.00%	100.00%
Paineiras Logística e Transportes Ltda. (Direct)	Road freight transport	Brazil	100.00%	100.00%
Portocel - Terminal Espec. Barra do Riacho S.A. (Direct)	Port operations	Brazil	51.00%	51.00%
Projetos Especiais e Investimentos Ltda. (Direct)	Commercialization of equipment and parts	Brazil	100.00%	100.00%
SFBC Participações Ltda. (Direct)	Packaging production	Brazil	100.00%	100.00%
Stenfar S.A. Indl. Coml. Imp. Y. Exp. (Direct)	Commercialization of paper and computer materials	Argentina	100.00%	100.00%
Suzano Austria GmbH. (Direct)	Business office	Austria	100.00%	100.00%
Suzano Canada Inc. (Direct)	Lignin research and development	Canada	100.00%	100.00%
Suzano Ecuador S.A.S. (Direct)	Business office	Ecuador	100.00%	100.00%
Suzano Finland Oy (Direct)	Industrialization and commercialization of cellulose, microfiber cellulose and paper	Finland	100.00%	100.00%
Suzano International Finance B.V (Direct)	Financial fundraising	Netherlands	100.00%	100.00%
Suzano International Holding B.V. (Direct)	Holding	Netherlands	100.00%	100.00%
Suzano International Trade GmbH. (Direct)	Business office	Austria	100.00%	100.00%
Suzano Packaging LLC (Indirect)	Production of coated and uncoated paperboard, used in the production of Liquid Packaging Board and Cupstock	United States of America	100.00%	100.00%
Suzano Material Technology Development Ltd. (Direct)	Biotechnology research and development	China	100.00%	100.00%
Suzano Netherlands B.V. (Direct)	Financial fundraising	Netherlands	100.00%	100.00%
Suzano Operações Industriais e Florestais S.A. (Direct)	Industrialization, commercialization and exporting of pulp	Brazil	100.00%	100.00%
Suzano Pulp and Paper America Inc. (Direct)	Business office	United States of America	100.00%	100.00%
Suzano Pulp and Paper Europe S.A. (Direct)	Business office	Switzerland	100.00%	100.00%
Suzano Shanghai Ltd. (Direct)	Business office	China	100.00%	100.00%
Suzano Shanghai Trading Ltd. (Direct)	Financial fundraising	China	100.00%	100.00%
Suzano Singapura Pte. Ltd (Direct)	Business office	Singapore	100.00%	100.00%
Suzano Trading International KFT(Direct)	Business office	Hungary	100.00%	100.00%
Suzano Ventures LLC (Direct)	Corporate venture capital	United States of America	100.00%	100.00%

Joint operation
Veracel Celulose S.A. (Direct)	Industrialization, commercialization and exporting of pulp	Brazil	50.00%	50.00%

8

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

			% equity interest
Entity/Type of investment	Main activity	Country	03/31/2025	12/31/2024
Equity
Biomas Serviços Ambientais, Restauração e Carbono S.A. (Direct)	Restoration, conservation and preservation of forests	Brazil	16.66%	16.66%
Ensyn Corporation (Direct)	Biofuel research and development	United States of America	24.80%	24.80%
F&E Technologies LLC (Direct/Indirect)	Biofuel production, except alcohol	United States of America	50.00%	50.00%
Ibema Companhia Brasileira de Papel (Direct)	Industrialization and commercialization of paperboard	Brazil	49.90%	49.90%
Simplifyber, Inc (Indirect)	Production of consumer goods through the transformation of cellulose-based liquids	United States of America	14.20%	13.91%
Spinnova Plc (Direct) (“Spinnova”)	Research of sustainable raw materials for the textile industry	Finland	18.76%	18.77%
Woodspin Oy (Direct/Indirect) (“Woodspin”)	Development and production of cellulose-based fibers, yarns and textile filaments	Finland	50.00%	50.00%

Fair value through other comprehensive income
Bem Agro Integração e Desenvolvimento S.A. (Indirect)	Software solutions based on artificial intelligence and computer vision for agribusiness	Brazil	5.82%	5.82%
Celluforce Inc. (Direct)	Nanocrystalline pulp research and development	Canada	8.28%	8.28%
Lenzing Aktiengesellschaft (Indirect)	Production of wood-based cellulose fibers	Austria	15.00%	15.00%
Nfinite Nanotechnology Inc. (Indirect)	Research and development of smart nanocoatings	Canada	5.00%	5.00%

9

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

2 BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS
The Company’s unaudited condensed consolidated interim financial information, for the three-month period ended March 31, 2025, are prepared in compliance with the international accounting standard IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and disclose all the applicable significant information related to the financial information, which is consistent with the information used by Management in the performance of its duties.
The Company’s unaudited condensed consolidated interim financial information are expressed in thousands of Brazilian Reais (“R$”), as well as the amounts of other currencies, when applicable, were also expressed in thousands, unless otherwise stated.
The preparation of unaudited condensed consolidated interim financial information requires Management to make judgments, use estimates and adopt policies in the process of applying accounting practices that affect the disclosed amounts of revenues, expenses, assets and liabilities, including the disclosure of contingent liabilities assumed. However, the uncertainty inherent to these judgements, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.
The Company reviews its judgments, estimates and assumptions continually as disclosed in the annual financial statements for the year ended December 31, 2024 (Note 3.2.34). For the three-month period ended March 31, 2025, there were no changes in these judgments, estimates and assumptions compared to disclosed on December 31, 2024.
The unaudited condensed consolidated interim financial information was prepared on historical cost basis, except for the following material items recognized:
(i)Derivative and non-derivative financial instruments measured at fair value;
(ii)Share-based payments and employee benefits measured at fair value; and
(iii)Biological assets measured at fair value;
The unaudited condensed consolidated interim financial information was prepared under the going concern assumption.
3 SUMMARY OF MATERIAL ACCOUNTING POLICIES
The unaudited condensed consolidated interim financial information was prepared based on the information of Suzano and its subsidiaries on the same base date, except for subsidiaries Futuragene and Suzano Packaging and associates Biomas, Ensyn, Simplifyber and Spinnova, as well as in accordance with consistent accounting policies and practices.
The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2024, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those disclosed in the consolidated financial statements. Therefore, unaudited condensed consolidated interim financial information focus on new activities, events and circumstances and do not duplicate the information previously disclosed, except when Management judges that the maintenance of the information is relevant.
The accounting policies have been consistently applied to all consolidated companies.
There were no changes on such policies and estimates calculation methodologies, which was disclosed in the annual financial statements of December 31, 2024.

10

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

3.1 New accounting policies and changes in accounting policies adopted
The new standards and interpretations issued, until the issuance of the Company’s unaudited condensed consolidated interim financial information, are described below.
3.1.1 Amendments to IAS 21: Lack of interchangeability (applicable for annual on/or after January 1, 2025)
The changes will create requirements for the entity to apply a consistent approach to assessing whether a currency is exchangeable for another currency and, when it is not, to determining the appropriate exchange rate to use and the disclosures to be made.
In this context, exchangeability is considered non-existent when, for a given purpose, the entity is unable to obtain more than an insignificant amount of foreign currency. To this end, the entity evaluates:
i.the timeliness of obtaining foreign currency;
ii.the practical ability (and not the intention) to obtain foreign currency; It is
iii.the available markets or exchange mechanisms that create enforceable rights and obligations.
The Company assessed the content of this pronouncement and did not identify any impacts.
4 FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT
4.1 Financial risks management
4.1.1 Overview
In the three-month period ended March 31, 2025, there were no significant changes in the financial risk management policies and procedures compared to those disclosed in the annual financial statements for the year ended December 31, 2024 (Note 4).
The Company maintained its conservative approach and strong cash and marketable securities position, as well as its hedging policy.
4.1.2 Classification
All transactions with financial instruments are recognized for accounting purposes and classified in the following categories:

11

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

	Note	03/31/2025	12/31/2024
Assets
Amortized cost
Cash and cash equivalents	5	9,914,505	9,018,818
Marketable securities	6
Trade accounts receivable	7	6,354,237	9,132,860
Other assets (1)		540,009	628,275
		16,808,751	18,779,953
Fair value through other comprehensive income
Investments	14.1	1,006,820	1,138,066
		1,006,820	1,138,066
Fair value through profit or loss
Derivative financial instruments	4.5.1	4,132,330	3,887,100
Marketable securities	6	6,918,765	13,363,511
		11,051,095	17,250,611
		28,866,666	37,168,630
Liabilities
Amortized cost
Trade accounts payable	17	5,669,809	6,033,285
Loans, financing and debentures	18.1	91,042,571	101,435,531
Lease liabilities	19.2	6,851,519	6,972,915
Liabilities for assets acquisitions and subsidiaries	23	115,424	120,490
Dividends and interests on own capital payable		7,699	2,200,917
Other liabilities (1)		169,366	143,330
		103,856,388	116,906,468
Fair value through profit or loss
Derivative financial instruments	4.5.1	7,131,448	10,454,820
		7,131,448	10,454,820
		110,987,836	127,361,288
		82,121,170	90,192,658
(1)Does not include items not classified as financial instruments.

12

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

4.1.3 Fair value of loans and financing
The estimated fair values of loans and financing are set forth below:

	Yield used to discount/methodology	03/31/2025	12/31/2024
Quoted in the secondary market
In foreign currency
Bonds	Secondary Market	44,487,544	48,734,909
Estimated present value
In foreign currency
Export credits (“Prepayment”)	SOFR	21,383,389	22,740,891
Assets Financing	SOFR	395,806	422,115
IFC - International Finance Corporation	SOFR	6,233,706	6,261,715
ECA - Export Credit Agency	SOFR	859,549	864,202
Panda Bonds - CNH	Fixed	973,163	951,125
In local currency
BNDES – TJLP	DI 1	159,443	171,109
BNDES – TLP	DI 1	3,329,356	3,275,012
BNDES – TR	DI 1	34,070	33,466
BNDES – Selic (“Special Settlement and Custody System”)	DI 1	635,999	645,139
BNDES – UMBNDES	DI 2	104,408	106,966
Assets Financing	DI 1	58,807	60,566
Debentures	DI 1/IPCA	12,127,177	12,002,992
NCE (“Export Credit Notes”)	DI 1	107,507	108,308
NCR (“Rural Credit Notes”)	DI 1	2,146,140	2,424,457
		93,036,064	98,802,972
The book values of loans and financing are disclosed in Note 18.1.
Management considers that, for its other financial assets and liabilities measured at amortized cost, their book values approximate their fair values, and therefore the fair value information is not being presented.
4.2 Liquidity risk management
The Company’s purpose is to maintain a strong cash and marketable securities position to meet its financial and operating commitments. The amount held in cash is intended to cover the expected outflows in the normal course of its operations, while the cash surplus is generally invested in highly liquid financial investments according to the Cash Management Policy.
The cash position is monitored by the Company’s Management, by means of management reports and participation in performance meetings with determined frequencies. During the three-month period ended March 31, 2025, the variations in cash and marketable securities were as expected, and the cash generated from operations was mostly used for investments and debt service.
All derivative financial instruments were traded over the counter and do not require deposit guarantee margins.

13

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

The remaining contractual maturities of financial liabilities are presented as of the balance sheet date. The amounts as set forth below consist of undiscounted cash flow, and include interest payments and exchange rate variations, and therefore may not reconcile with the amounts disclosed in the balance sheet.

						03/31/2025
	Book value	Undiscounted cash flow	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	5,669,809	5,669,809	5,669,809
Loans, financing and debentures	91,042,571	129,403,665	7,379,898	21,540,133	42,972,193	57,511,441
Lease liabilities	6,851,519	12,320,600	1,633,972	1,167,781	3,068,159	6,450,688
Liabilities for asset acquisitions and subsidiaries	115,424	139,098	21,722	20,772	96,604
Derivative financial instruments	7,131,448	10,699,641	449,418	381,761	1,268,687	8,599,775
Dividends and interests on own capital payable	7,699	7,699	7,699
Other liabilities	169,366	169,366	72,488	96,878
	110,987,836	158,409,878	15,235,006	23,207,325	47,405,643	72,561,904

						12/31/2024
	Book value	Undiscounted cash flow	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	6,033,285	6,033,285	6,033,285
Loans, financing and debentures	101,435,531	142,028,543	13,599,011	14,235,170	50,858,667	63,335,695
Lease liabilities	6,972,915	12,099,294	1,302,590	1,176,832	3,094,493	6,525,379
Liabilities for asset acquisitions and subsidiaries	120,490	146,082	23,425	22,400	100,257
Derivative financial instruments	10,454,820	13,878,150	1,676,180	957,540	1,489,357	9,755,073
Dividends and interests on own capital payable	2,200,917	2,200,917	2,200,917
Other liabilities	143,330	143,330	60,892	82,438
	127,361,288	176,529,601	24,896,300	16,474,380	55,542,774	79,616,147
4.3 Credit risk management
In the three-month period ended March 31, 2025, there were no significant changes in the credit risk management policies compared to those disclosed in the annual financial statements for the year ended of December 31, 2024 (Note 4).
4.4 Market risk management
In the three-month period ended March 31, 2025, there were no significant changes in the market risk management policies and procedures compared to those disclosed in the annual financial statements for the year ended December 31, 2024 (Note 4).
4.4.1 Exchange rate risk management
As disclosed in the financial statements for the year ended December 31, 2024 (Note 4), the Company enters into US$ selling transactions in the futures markets, including strategies involving options, to ensure attractive levels of operating margins for a portion of revenue. Such transactions are limited to a percentage of the net surplus foreign currency over a 24-months’ time horizon and therefore, are matched to the availability of currency for sale in the short term.

14

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

The assets and liabilities that are exposed to foreign currency, substantially in US$, are set forth below:

	03/31/2025	12/31/2024
Assets
Cash and cash equivalents	8,157,219	6,496,039
Marketable securities	49,870	70,255
Trade accounts receivable	4,539,485	7,090,160
Derivative financial instruments	2,894,453	3,887,100
	15,641,027	17,543,554
Liabilities
Trade accounts payable	(1,527,479)	(1,350,763)
Loans and financing	(72,660,737)	(83,004,915)
Liabilities for asset acquisitions and subsidiaries	(87,698)	(93,308)
Derivative financial instruments	(5,374,754)	(10,448,379)
	(79,650,668)	(94,897,365)
	(64,009,641)	(77,353,811)
4.4.1.1 Sensitivity analysis – foreign exchange rate exposure – except for derivative financial instruments
For market risk analysis, the Company uses scenarios to evaluate both its asset and liability positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts recognized, as they reflect the conversion into Brazilian Reais on the balance sheet date (R$ to US$ = R$5.7422).
This analysis assumes that all other variables, particularly interest rates, remain constant. The other scenarios considered the depreciation of the Brazilian Real against the US$ at the rates of 25% and 50% before taxes.
The following table set forth the potential impacts at their absolute amounts:

	03/31/2025
	Effect on profit or loss
	Probable (base value)	Possible (25%)	Remote (50%)
Cash and cash equivalents	8,157,219	2,039,305	4,078,610
Marketable securities	49,870	12,468	24,935
Trade accounts receivable	4,539,485	1,134,871	2,269,743
Trade accounts payable	(1,527,479)	(381,870)	(763,740)
Loans and financing	(72,660,737)	(18,165,184)	(36,330,369)
Liabilities for asset acquisitions and subsidiaries	(87,698)	(21,925)	(43,849)
4.4.1.2 Sensitivity analysis – foreign exchange rate exposure – derivative financial instruments
The Company has sales operations in US$ in the futures markets, including strategies using options, to ensure attractive levels of operating margins for a portion of its revenue. These operations are limited to a percentage of the total exposure to US$ over a 24-month horizon, and are therefore pegged to the availability of ready-to-sell foreign exchange in the short term.
In addition to the transaction described above, the Company also taken out derivative instruments linked to the US$ and subject to exchange fluctuations, seeking to adjust the debt's currency indexation to the cash generation currency, as provided for in its financial policies.

15

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

For the calculation of the mark-to-market (“MtM”) price, the exchange rate of the last business day of the period is used. These market movements caused a negative impact on the mark-to-market position entered into by the Company.
This analysis below assumes that all other variables, particularly the interest rates, remain constant. The other scenarios considered the depreciation of the Brazilian Real against the US$ by 25% and 50%, before taxes, based on the base scenario on March 31, 2025.
The following table set out the possible impacts assuming these scenarios:

	03/31/2025
	Effect on profit or loss
	Probable (base value)	Possible 25%	Remote 50%
Dollar/Real
Derivative financial instruments
Derivative options	(1,518,526)	(8,199,971)	(17,829,451)
Derivative swaps	(1,449,747)	(2,500,027)	(4,807,341)
Derivative Non-Deliverable Forward (‘NDF’) Contracts	(36,977)	(255,861)	(511,664)
Embedded derivatives	(23,225)	(178,519)	(357,039)
Commodity Derivatives	29,357	7,337	14,676

4.4.2 Interest rate risk management
Fluctuations in interest rates could increase or reduce the costs of new loans and existing contracted operations.
The Company is constantly looking for alternatives for the use of financial instruments in order to avoid negative impacts on its cash flow due to fluctuations in interest rates in Brazil or abroad.
4.4.2.1 Sensitivity analysis – exposure to interest rates – except for derivative financial instruments
For its market risk analysis, the Company uses scenarios to evaluate the sensitivity of changes in operations impacted by the following rates: Interbank Deposit Rate (“CDI”), Long Term Interest Rate (“TJLP”), Long Term Rate ("TLP"), Special System for Settlement and Custody (“SELIC”) and SOFR, which could impact the results. The probable scenario represents the amounts already booked, as they reflect Management’s best estimates.
This analysis assumes that all other variables, particularly exchange rates, will remain constant. The other scenarios considered a depreciation of 25% and 50% in market interest rates.

16

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

The following table set forth the possible impacts assuming these scenarios in absolute amounts:

	03/31/2025
	Effect on profit or loss
	Probable	Possible (25%)	Remote (50%)
CDI/SELIC
Cash and cash equivalents	1,595,620	56,445	112,890
Marketable securities	5,618,783	198,764	397,529
Loans and financing	9,121,748	322,682	645,364
TJLP/TLP
Loans and financing	176,317	3,513	7,026
SOFR
Loans and financing	24,742,476	272,786	545,572
4.4.2.2 Sensitivity analysis – exposure to interest rates – derivative financial instruments
This analysis assumes that all other variables remain constant. The other scenarios considered a depreciation of 25% and 50% in market interest rates.
The following table sets out the possible impacts of these assumed scenarios:

	03/31/2025
	Effect on profit or loss
	Probable	Probable 25%	Remote 50%
CDI
Derivative financial instruments
Liabilities
Derivative options	(1,518,526)	(710,263)	(1,419,548)
Derivative swaps	(1,449,747)	(89,057)	(174,810)
SOFR
Derivative financial instruments
Liabilities
Derivative swaps	(1,449,747)	(133,048)	(257,526)
4.4.2.3 Sensitivity analysis to changes in the consumer price indices of the US economy
For the measurement of the probable scenario, the United States Consumer Price Index (“US-CPI”) was considered on March 31, 2025. The probable scenario was extrapolated considering a appreciation of 25% and 50% in the US-CPI to define the possible and remote scenarios, respectively.
The following table sets out the possible impacts, assuming these scenarios in absolute amounts:

	03/31/2025
	Effect on profit or loss
	Probable (base value)	Possible (25%)	Remote (50%)

Embedded derivative in a commitment to purchase standing wood, originating from a forest partnership agreement	(23,225)	(31,031)	(63,614)

17

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

4.4.3 Pulp and commodity price risk management
The Company is exposed to the selling price of pulp and commodity prices in the international market. The dynamics of rising and falling production capacities in the global market and macroeconomic conditions may impact the Company´s operating results.
Through a specialized team, the Company monitors hardwood pulp prices and analyses future trends, adjusting the forecasts aimed at assisting with preventive measures to calculate the different scenarios. There is no sufficiently liquid financial market to mitigate the risk of a material portion of the Company’s operations. Hardwood pulp price protection instruments available on the market have low liquidity and low volume, and high levels of distortion in price formation.
The Company is also exposed to international oil prices, reflected in logistical costs for selling in the export market, and indirectly in the costs of other supply, logistics and service contracts. In such cases, the Company evaluates whether to contract derivative financial instruments to mitigate the risk of price variations in its results.
4.5 Derivative financial instruments
The Company determines the fair value of derivative contracts, which differ from the amounts realized in the event of early settlement due to bank spreads and market factors at the time of quotation. The amounts presented by the Company are based on an estimate using market factors and use data provided by third parties, measured internally and compared to calculations performed by external consultants and by counterparties.
Details of derivative financial instruments and their respective calculation methodologies are disclosed in the annual financial statements for the year ended December 31, 2024 (Note 4).

18

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

4.5.1 Outstanding derivatives by contract type, including embedded derivatives
The positions of outstanding derivatives are set forth below:

	Notional value, net in U.S.$		Fair value in R$
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Instruments as part of cash flow protection strategy
Cash flow hedge
Zero Cost Collar	7,264,700	6,852,200	(1,518,526)	(4,328,970)
NDF (R$ x US$)	185,000	581,000	(36,977)	(331,876)

Debt hedges
Swap SOFR x Fixed (US$)	1,687,593	1,973,705	244,452	394,129
Swap IPCA x CDI (notional in Brazilian Reais)	8,053,063	8,128,395	(764,449)	(825,899)
Swap CNH x Fixed (US$)	165,815	165,815	(7,456)	(6,440)
Swap CDI x Fixed (US$)	903,827	909,612	(570,496)	(776,261)
Swap CDI x SOFR (US$)	610,171	610,171	(331,078)	(590,764)
Swap SOFR x SOFR (US$)	150,961	150,961	(20,720)	(37,850)

Commodity Hedge
Swap US$ e US-CPI (1)	138,182	138,439	(23,226)	(80,759)
Zero Cost Collar (Brent)	209,530	163,941	25,512	6,097
Swap VLSFO/Brent	23,027	39,706	3,846	10,873
			(2,999,118)	(6,567,720)

Current assets			888,004	1,006,427
Non-current assets			3,244,326	2,880,673
Current liabilities			(1,561,094)	(2,760,273)
Non-current liabilities			(5,570,354)	(7,694,547)
			(2,999,118)	(6,567,720)
(1)The embedded derivative refers to a swap contract for the sale of price variations in US$ and US-CPI within the term of a forest partnership with a standing wood supply contract.
The variation in the fair values of derivatives on March 31, 2025 compared to the fair values measured on December 31, 2024 are explained substantially by the depreciation of the Brazilian Real against the US$ and by settlements during the period. There were also impacts caused by the variations in the Pre Fixed, Foreign Exchange Coupon and SOFR curves in the operations.
It is important to highlight that the outstanding agreements on March 31, 2025 are over-the-counter market operations, without any type of collateral margin or forced early settlement clause due to variations from market marking.

19

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

4.5.2 Fair Value Maturity Schedule (net amounts)

	03/31/2025	12/31/2024
2025	(292,400)	(1,753,846)
2026	(505,985)	(1,699,768)
2027	247,451	(36,905)
2028 onwards	(2,448,184)	(3,077,201)
	(2,999,118)	(6,567,720)
4.5.3 Outstanding assets and liabilities derivatives positions
The outstanding derivatives positions are set forth below:

		Notional value		Fair value in R$
	Currency	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Debt hedges
Assets
Swap CDI to Fixed	US$	4,650,715	4,748,394	1,441,090	1,482,759
Swap SOFR to Fixed	US$	1,687,593	1,973,705	250,548	424,824
Swap IPCA to CDI	R$	8,456,042	8,382,699	900,125	927,586
Swap CDI to SOFR	US$	3,117,625	3,117,625	874,462	754,173
Swap CNH to Fixed	CNH	1,200,000	1,200,000	25,935
Swap SOFR to SOFR	US$	150,961	150,961	5,366	4,949
				3,497,526	3,594,291
Liabilities
Swap CDI to Fixed	US$	903,827	909,612	(2,011,586)	(2,259,020)
Swap SOFR to Fixed	US$	1,687,593	1,973,705	(6,096)	(30,695)
Swap IPCA to CDI	R$	8,053,063	8,128,395	(1,664,574)	(1,753,485)
Swap CDI to SOFR	US$	610,171	610,171	(1,205,540)	(1,344,937)
Swap CNH to Fixed	CNH	165,815	165,815	(33,391)	(6,440)
Swap SOFR to SOFR	US$	150,961	150,961	(26,086)	(42,799)
				(4,947,273)	(5,437,376)
				(1,449,747)	(1,843,085)
Cash flow hedge
Zero Cost Collar (US$ x R$)	US$	7,264,700	6,852,200	(1,518,526)	(4,328,970)
NDF (R$ x US$)	US$	185,000	581,000	(36,977)	(331,876)
				(1,555,503)	(4,660,846)
Commodity hedge
Swap US-CPI (standing wood) (1)	US$	138,182	138,439	(23,226)	(80,759)
Zero Cost Collar (Brent)	US$	209,530	163,941	25,512	6,097
Swap VLSFO/Brent	US$	23,027	39,706	3,846	10,873
				6,132	(63,789)
				(2,999,118)	(6,567,720)
(1)The embedded derivative refers to the swap contracts for selling price variations in US$ and the US-CPI in forest partnership with a standing wood supply contract.

20

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

4.5.4 Fair value settled amounts
The settled derivatives positions are set forth below:

	03/31/2025	12/31/2024
Cash flow hedge
Zero Cost Collar (R$ x US$)	1,475	645,759
NDF (R$ x US$)	(30,142)	(68,695)
NDF (€ x US$)		73,781
	(28,667)	650,845

Commodity Hedge	8,733	89,327
Swap VLSFO/other	8,733	89,327

Debt hedges
Swap CDI to Fixed (US$)	90,068	(1,635,058)
Swap IPCA to CDI (Brazilian Reais)	(43,312)	(59,243)
Swap Pre-Fixed to US$		(221,462)
Swap SOFR to SOFR (US$)	1,504	2,199
Swap CDI to SOFR (US$)	21,482	19,074
Swap SOFR to Fixed (US$)	74,750	603,737
	144,492	(1,290,753)
	124,558	(550,581)

21

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

4.6 Fair value hierarchy
Financial instruments are measured at fair value, which considers the fair value as the price that would be received from selling an asset or paid to transfer a liability in an unforced transaction between market participants at the measurement date.
For the three-month period ended March 31, 2025, there were no changes between the 3 (three) levels of hierarchy and no transfers between levels 1, 2 and 3.

				03/31/2025
	Level 1	Level 2	Level 3	Total
Assets
At fair value through profit or loss
Derivative financial instruments		4,132,330		4,132,330
Marketable securities	1,227,033	5,691,732		6,918,765
	1,227,033	9,824,062		11,051,095
At fair value through other comprehensive income
Other investments (note 14.1)	971,384		35,436	1,006,820
	971,384		35,436	1,006,820

Biological assets			22,861,555	22,861,555
			22,861,555	22,861,555
Total assets	2,198,417	9,824,062	22,896,991	34,919,470

Liabilities
At fair value through profit or loss
Derivative financial instruments		7,131,448		7,131,448
		7,131,448		7,131,448
		7,131,448		7,131,448

				12/31/2024
	Level 1	Level 2	Level 3	Total
Assets
At fair value through profit or loss
Derivative financial instruments		3,887,100		3,887,100
Marketable securities	1,203,776	12,159,735		13,363,511
	1,203,776	16,046,835		17,250,611

At fair value through other comprehensive income
Other investments - (note 14.1)			38,196	1,138,066
	1,099,870		38,196	1,138,066

Biological assets			22,283,001	22,283,001
			22,283,001	22,283,001
Total assets	2,303,646	16,046,835	22,321,197	40,671,678

Liabilities
At fair value through profit or loss
Derivative financial instruments		10,454,820		10,454,820
		10,454,820		10,454,820
Total liabilities		10,454,820		10,454,820

22

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

4.7 Cybersecurity
Suzano has a Public Information Security Policy, which aims to establish guidelines regarding cyber security management and controls at Suzano, seeking to mitigate vulnerabilities, preserve and protect assets, mainly information and personal data, in accordance with current laws, regulations and contractual obligations, covering the confidentiality, integrity, availability, authenticity and legality of information. The Policy establishes responsibilities to avoid damages, which may represent financial impacts, image and reputation, exposure of information, interruption of operations, among other damages due to cyber-attacks.
For the three-month period ended March 31, 2025, no material incidents associated with cybersecurity were identified that could affect the confidentiality, integrity and/or availability of the systems used by the Company.
4.8 Climate change
In the annual financial statements for the year ended December 31, 2024, the risks and opportunities information linked to climate change and the sustainability strategy were disclosed, which did not change significant during the three-month period ended March 31, 2025.

4.9 Capital management
The main objective is to strengthen the Company’s capital structure, aiming to maintain an appropriate level of financial leverage while mitigating risks that could affect the availability of capital for business development.
The Company continuously monitors significant indicators, such as consolidated financial leverage, which is the ratio of total net debt to adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”).
5 CASH AND CASH EQUIVALENTS

	Average yield p.a. %		03/31/2025	12/31/2024
Cash and banks (1)	4.60%		8,318,885	6,596,510

Cash equivalents
Local currency
Fixed-term deposits (compromised)	101.30	% of CDI	1,595,620	2,422,308
			9,914,505	9,018,818
(1)Refers mainly to investments in foreign currency under the Sweep Account modality, which is a remunerated account the balance of which is invested and made available automatically each day.

23

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

6 MARKETABLE SECURITIES

	Average yield p.a. %	03/31/2025	12/31/2024
In local currency
Private funds	98.90% of CDI	382,388	552,635
Private Securities ("CDBs")	100.80% of CDI	4,833,953	11,144,881
Public Securities (1)	IPCA + 6.15%	1,227,033	1,203,776
CDBs - Escrow Account (2)	101.76% of CDI	402,442	391,964
Other	99.30% of CDI	23,079
		6,868,895	13,293,256
Foreign currency
Other		49,870	70,255
		49,870	70,255
		6,918,765	13,363,511

Current		6,516,323	12,971,547
Non-Current		402,442	391,964
(1)Acquisition of Brazil National Treasury Notes indexed to IPCA (NTN-B).
(2)Includes escrow accounts, which will be released only after obtaining the applicable governmental approvals, and pending compliance by the Company with the conditions precedent in transactions involving the sale of rural properties.

7 TRADE ACCOUNTS RECEIVABLE
7.1 Breakdown of balances

	03/31/2025	12/31/2024
Domestic customers
Third parties	1,768,988	1,989,455
Related parties (Note 11.1) (1)	79,826	83,343

Foreign customers
Third parties	4,539,485	7,090,160
Related parties (Note 11.1)	180	202

(-) Expected credit losses	(34,242)	(30,300)
	6,354,237	9,132,860
(1)The balance refers to transactions with Ibema Companhia Brasileira de Papel.
The Company carries out factoring transactions for certain customer receivables where it transfers the control of all risks and rewards related to these receivables to the counterparty, so these receivables are derecognized from accounts receivable in the balance sheet. This transaction refers to an additional cash generation opportunity which can be discontinued at any time without significant impacts on the Company's operation and is therefore classified as a financial asset measured at amortized cost. The decision to assign the receivables is continuously reassessed based on market conditions and the Company's cash flow strategy, meaning that the volume of discounts may vary over time. The impact of these factoring transactions on the accounts receivable as of March 31, 2025, was R$6,364,876 (R$6,821,539 as of December 31, 2024).

24

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

7.2 Breakdown of trade accounts receivable by maturity

	03/31/2025	12/31/2024
Current	5,508,066	8,216,570
Overdue
Up to 30 days	511,482	682,142
From 31 to 60 days	129,830	134,674
From 61 to 90 days	99,636	38,187
From 91 to 120 days	41,069	17,701
From 121 to 180 days	30,151	12,402
From 181 days	34,003	31,184
	6,354,237	9,132,860
7.3 Roll-forward of expected credit losses

	03/31/2025	12/31/2024
Opening balance	(30,300)	(31,962)
(Provisions)/Reversals, net	(7,653)	(2,585)
Write-offs	3,098	5,790
Exchange rate variations	613	(1,543)
Closing balance	(34,242)	(30,300)
The Company maintains guarantees for overdue receivables as part of its commercial operations, through credit insurance policies, letters of credit and other guarantees. These guarantees avoid the need to recognize expected credit losses, in accordance with the Company's credit policy.
7.4 Main customers
On March 31, 2025, the Company has 1 (one) customer responsible for 11.46% of the net sales of pulp operating segment and no main customer int the paper operating segment. On December 31, 2024 the Company did not have any customer responsible for more than 10.00% of the net sales of pulp operating segment or paper operating segment.

25

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

8 INVENTORIES

	03/31/2025	12/31/2024
Finished goods
Pulp
Domestic (Brazil)	972,514	801,623
Foreign	1,882,700	1,510,985
Paper
Domestic (Brazil)	653,493	561,409
Foreign	429,903	362,027
Work in process	142,686	135,380
Raw materials
Wood	2,284,719	2,287,406
Operating supplies and packaging	1,079,651	1,098,894
Spare parts and other	1,292,327	1,302,534

(-) Expected losses	(95,111)	(97,934)
	8,642,882	7,962,324
8.1 Roll-forward of estimated losses

	03/31/2025	12/31/2024
Opening balance	(97,934)	(95,053)
Additions	(7,592)	(83,705)
Reversals	3,117	6,352
Write-offs	7,298	74,472
Closing balance	(95,111)	(97,934)
On March 31, 2025 and 2024, there were no inventory items pledged as collateral.

26

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

9 RECOVERABLE TAXES

	03/31/2025	12/31/2024
IRPJ/CSLL – prepayments and withheld taxes	384,508	227,464
PIS/COFINS – on acquisitions of property, plant and equipment (1)	180,090	187,126
PIS/COFINS – operations	825,425	789,667
PIS/COFINS – exclusions from ICMS (2)	381,972	405,407
ICMS – on acquisitions of property, plant and equipment (3)	476,117	471,825
ICMS – operations (4)	1,678,217	1,654,162
Reintegra program (5)	78,743	70,610
Other taxes and contributions	77,666	64,444
Provision for loss on ICMS credits (6)	(1,627,727)	(1,581,961)
	2,455,011	2,288,744

Current	1,412,040	1,109,619
Non-current	1,042,971	1,179,125
(1)Social Integration Program (“PIS”) and Social Security Funding Contribution (“COFINS”): Credits whose realization is based on the years of depreciation of the corresponding asset.
(2)The Company and its subsidiaries filed lawsuits over the years seeking the exclusion of ICMS from the PIS and COFINS contribution tax basis, in relation to certain transactions during various periods from March 1992.
(3)Tax on Sales and Services (“ICMS”): Credits from the acquisition of property, plant and equipment are recovered on a straight-line basis over a four-year period, from the acquisition date, in accordance with the relevant regulation, the ICMS Control on Property, Plant and Equipment (“CIAP”).
(4)ICMS credits accrued due to the volume of exports and credit generated from product import transactions: Credits are concentrated in the States of Espírito Santo, Maranhão, Mato Grosso do Sul e São Paulo, where the Company realizes the credits through the sale of credits to third parties, after approval from the State Ministry of Finance of each State. Credits are also being realized through the consumption of consumer goods (tissue) transactions in the domestic market.
(5)Special Regime of Tax Refunds for Export Companies ("Reintegra"): Reintegra is a program that aims to refund the residual costs of taxes paid throughout the export chain to taxpayers, to make them more competitive in foreign markets.
(6)Related to provisions for ICMS credit balances that are not probable to be recovered.
9.1 Roll-forward of provision for loss

		ICMS
	03/31/2025	12/31/2024
Opening balance	(1,581,961)	(1,452,435)
Addition	(108,166)	(316,741)
Reversal (1)	62,400	186,014
Write-off		1,201
Closing balance	(1,627,727)	(1,581,961)
(1)Refers mainly to the reversal of the provision for loss resulting from the recovery of ICMS credits from the State of Espírito Santo through sale to third parties.

27

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

10 ADVANCES TO SUPPLIERS

	03/31/2025	12/31/2024
Forestry development program and partnerships	2,496,154	2,503,537
Advance to suppliers - others	85,581	92,133
	2,581,735	2,595,670

Current	85,581	92,133
Non-current	2,496,154	2,503,537
In the annual financial statements for the year ended December 31, 2024, the characteristics of the advances were disclosed, which did not change during the three-month period ended March 31, 2025.
11 RELATED PARTIES
The Company's commercial and financial transactions with the controlling shareholder and Companies owned by the controlling shareholder Suzano Holding S.A. ("Suzano Group") were carried out at specific prices and conditions, as well as the corporate governance practices adopted by the Company, and those recommended and/or required by the applicable legislation.
The transactions refers mainly to:
Assets: (i) accounts receivable from the sale of pulp, paper, tissue and other products; (ii) dividends receivable; (iii) reimbursement for expenses; and (iv) social services;
Liabilities: (i) loan agreements;(ii) reimbursement for expenses; (iii) social services; (iv) real estate consulting; and (v) dividends payable.
Amounts in the statements of income: (i) sale of pulp, paper, tissue and other products; (ii) loan charges and exchange variation; (iii) social services and (viii) real estate consulting.
For the three-month period ended March 31, 2025, there were no material changes in the terms of the agreements, deals and transactions entered into, nor were there any new contracts, agreements or transactions of any different nature entered into between the Company and its related parties.

28

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

11.1 Balances recognized in assets and liabilities and amounts of transactions during the period

	Assets		Liabilities		Sales (purchases), net
	03/31/2025	12/31/2024	03/31/2025	12/31/2024	03/31/2025	03/31/2024
Transactions with majority shareholders
Suzano Holding S.A.		4	(21)	(630,387)	12	13
Controller				(336,205)
Management and related persons				(55,627)
Alden Fundo de Investimento em Ações				(52,764)
		4	(21)	(1,074,983)	12	13

Transactions with companies of the Suzano Group and other related parties
Management (expect compensation – Note 11.2)	68	61			117	143
Bexma Participações Ltda					1	1
Bizma Investimentos Ltda.						1
Naman Capital Ltda	1				1
Civelec Participações Ltda	3,860	3,860
Fundação Arymax						1
Ibema Companhia Brasileira de Papel (1)	79,826	83,343	(2,325)	(1,413)	49,430	40,934
Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável	22	21			(1,472)	(1,620)
IPLF Holding S.A.		1			2	1
Mabex Representações e Participações Ltda.			(624)	(23)	(600)	(34)
Nemonorte Imóveis e Participações Ltda			(15)		(45)	(44)
Woodspin Oy	176	203			182	173
	83,953	87,489	(2,964)	(1,436)	47,616	39,556
	83,953	87,493	(2,985)	(1,076,419)	47,628	39,569

Assets
Trade accounts receivable (Note 7)	80,006	83,545
Other assets	3,947	3,948
Liabilities
Trade accounts payable (Note 17)			(2,985)	(1,457)
Dividends and interest on own capital payable				(1,074,962)
	83,953	87,493	(2,985)	(1,076,419)

(1)Refers mainly to the sale of pulp.

29

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

11.2 Management compensation
Expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Statutory Executive Officers, recognized in the statement of income for the period, are set out below:

	03/31/2025	03/31/2024
Short-term benefits
Salary or compensation	23,280	13,065
Direct and indirect benefits	328	771
Bonus	4,499	2,912
	28,107	16,748
Long-term benefits
Share-based compensation plan	49,415	14,261
	49,415	14,261
	77,522	31,009
Short-term benefits include fixed compensation (salaries and fees, vacation pay, mandatory bonus and “13th month’s salary” bonus), payroll charges (Company’s share of contributions to social security – “INSS”) and variable compensation such as profit sharing, bonuses and benefits (company car, health plan, meal voucher, market voucher, life insurance and private pension plan).
Long-term benefits include the stock option plan and phantom shares for executives and key members of Management, in accordance with the specific regulations disclosed in Note 22.1.
12 INCOME AND SOCIAL CONTRIBUTION TAXES
The Company calculates income tax and social contribution taxes, current and deferred, based on the following rates: (i) 15% plus an additional 10% on taxable income in excess of R$240 for IRPJ; and (ii) 9% for CSLL, on the net income. Balances are recognized in the Company's income on an accrual basis.
Subsidiaries domiciled in Brazil have their taxes calculated and provisioned in accordance with the current legislation and their specific tax regime, including, in some cases, the presumed profit method. Subsidiaries domiciled abroad are subject to taxation in their respective jurisdictions, according to local regulations.
Deferred income and social contribution taxes are recognized at the net amounts in non-current assets or liabilities.
In Brazil, Law nº. 12,973/14 revoked article 74 of Provisional Measure nº. 2,158/01 and determines that the parcel of the adjustment of the value of the investment in subsidiaries, direct and indirect, domiciled abroad, equivalent to the profit earned by them before income tax, except for exchange rate variation, must be added in the determination of taxable income and the social contribution calculation basis of the controlling entity domiciled in Brazil, at each year ended.

30

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

The Company management believes in the validity of the provisions of international treaties entered by Brazil to avoid double taxation. In order to ensure its right to non-double taxation, the Company filed a lawsuit in April 2019, which aims to exempt the double taxation in Brazil, of profits earned by its subsidiary located in Austria, according to Law No. 12,973/14. Due to the preliminary injunction granted in favor of the Company in the aforementioned lawsuit, the Company decided not to add the profit from Suzano International Trading GmbH, located in Austria, when determining its taxable income and social contribution basis of the net profit of the Company for the three-month period ended March 31, 2025. There is no provision for tax related to the non-double taxation profits of such subsidiary in 2025. Disclosures about uncertain tax positions for income tax and social contribution (IFRIC 23) are presented in Note 20.2.
12.1 Deferred taxes
12.1.1 Deferred income and social contribution taxes

	03/31/2025	12/31/2024
Tax loss carried forward	796,552	796,831
Negative tax basis of social contribution carried forward	304,015	307,143

Assets - temporary differences
Provision for judicial liabilities	308,825	324,873
Operating provisions	330,443	515,779
Provisions for other losses	563,416	547,242
Employee benefit plans	248,211	245,331
Exchange rate variations	5,381,844	7,385,034
Derivatives losses (“MtM”)(1)	1,017,165	2,230,835
Amortization of fair value adjustments arising from business combinations	624,513	625,745
Unrealized profit on inventories	423,772	539,157
Leases (1)	542,608	606,944
	10,541,364	14,124,914

Liabilities - temporary differences
Goodwill - tax benefit on unamortized goodwill	1,661,945	1,589,887
Property, plant and equipment - deemed cost	1,050,988	1,066,883
Depreciation for tax-incentive reason (2)	717,303	733,640
Capitalized loan costs	938,284	947,482
Fair value of biological assets	1,237,672	1,317,095
Deferred taxes, net of fair value adjustments	335,034	342,141
Tax credits - gains from tax lawsuit (exclusion of ICMS from the PIS and COFINS basis)	129,893	137,928
Provision of deferred taxes on results of subsidiaries abroad	33,476
Other temporary differences	4,823	18,439
	6,109,418	6,153,495

Non-current assets	4,431,946	7,984,015
Non-current liabilities		12,596
(1)The Company presents a net balance of derivatives and leases, as gains and losses from deferred taxes are offset simultaneously. For the derivatives line, the passive temporary difference was R$1,396,134 and asset temporary difference of R$2,413,299 (passive temporary difference was R$1,321,614 and asset temporary difference of R$3,552,449 as of December 31, 2024). For the lease line, the passive temporary difference was R$1,741,146 and asset temporary difference was R$2,283,754 (passive temporary difference was R$1,763,847 and asset temporary difference was R$2,370,791 as of December 31, 2024).
(2)Tax depreciation is taken as a benefit only in the income tax calculation bases.

31

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

12.1.2 Breakdown of accumulated tax losses and social contribution tax losses carried forward

	03/31/2025	12/31/2024
Tax loss carried forward	3,186,208	3,187,324
Negative tax basis of social contribution carried forward	3,377,944	3,412,700
12.1.3 Roll-forward of deferred tax assets

	03/31/2025	12/31/2024
Opening balance	7,971,419	533,836
Tax loss carried forward	(279)	(413,137)
Negative tax basis of social contribution carried forward	(3,128)	(149,887)
Provision for judicial liabilities	(16,048)	715
Operating provisions and other losses	(166,282)	93,545
Exchange rate variation	(2,003,190)	5,000,881
Derivative (gains) losses (“MtM”)	(1,213,670)	2,908,925
Amortization of fair value adjustments arising from business combinations	5,875	193
Unrealized profit on inventories	(115,385)	387,579
Leases	(64,336)	250,834
Goodwill - tax benefit on unamortized goodwill	(72,058)	(288,233)
Property, plant and equipment - deemed cost	15,895	70,600
Depreciation accelerated for tax-incentive reason	16,337	66,217
Capitalized loan costs	9,198	(307,419)
Fair value of biological assets	79,423	(201,663)
Deferred taxes on the results of subsidiaries abroad	(33,476)
Credits on exclusion of ICMS from the PIS/COFINS tax base	8,035	12,763
Other temporary differences	13,616	5,670
Closing balance	4,431,946	7,971,419

32

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

12.2 Reconciliation of the effects of income tax and social contribution on profit or loss

	03/31/2025	03/31/2024
Net income (loss) before taxes	9,955,248	(487,822)
Income tax and social contribution benefit (expense) at statutory nominal rate of 34%	(3,384,784)	165,859

Tax effect on permanent differences
Impact of the taxation difference on profit of associates in Brazil and abroad (1)	(283,517)	510,772
Equity method	(5,806)	(3,368)
Credit related to Reintegra Program	2,912	2,038
Director bonuses	(11,912)	(3,842)
Tax incentives (Note 12.3)	67,802	11,315
Donations/Fines – Other	8,235	25,080
	(3,607,070)	707,854
Income tax
Current	(57,542)	(90,923)
Deferred	(2,592,733)	605,999
	(2,650,275)	515,076
Social Contribution
Current	(9,558)	(23,431)
Deferred	(947,237)	216,209
	(956,795)	192,778
Income and social contribution benefits (expenses) on the period	(3,607,070)	707,854
(1)The difference in the taxation of subsidiaries is substantially due to the differences between the nominal tax rates in Brazil and those of subsidiaries located abroad.

33

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

12.3 Tax incentives
The Company benefits from a tax incentive for partial reduction of the income tax obtained from operations carried out in areas under the jurisdiction of the Northeast Development Superintendence (“SUDENE”) and the Superintendence of Amazon Development (“SUDAM”). The IRPJ reduction incentive is calculated based on the activity profits (exploitation profits) and considers the allocation of the operating profit based on the incentive production levels for each product.

Area/Regions	Company	Maturity
Northeast Development Superintendence (“SUDENE”)
Aracruz (ES)	Portocel	2030
Aracruz (ES)	Suzano	2031
Imperatriz (MA)	Suzano	2032
Mucuri (BA)	Suzano	2032
São Luís (MA)	Itacel	2033
Eunápolis (BA)	Veracel	2033

Superintendence of Amazon Development (“SUDAM”)
Belém (PA)	Suzano	2025
12.4 OECD PILLAR TWO MODEL RULES
In December 2021, the Organisation for Economic Co-operation and Development (“OECD”) announced the guidelines for the Pillar Two model, aiming for a reform in international corporate taxation to ensure that multinational economic groups, covered by such regulations, contribute an effective minimum tax at a rate of 15% on profits. Each country's effective profit tax rate, as calculated by this model, is called the GloBE (Global Anti-Base Erosion Rules) effective tax rate. These rules await approval in the local legislation of each country. In the context of Suzano, compliance with OECD guidelines on international taxation is a strategic priority.
Many countries have already released legislation or plans on the adoption of Pillar Two rules and the calculation of GloBE revenue, considering the global minimum rate of 15% for multinationals with consolidated revenue above EUR750 million.
Since 2024, the Company has been subject to these new rules in certain European jurisdictions where it operates, with Austria standing out as a relevant operation.
And as of 2025, the Company is subject to the Additional Social Contribution on Net Income (CSLL), which is the Brazilian legislation's response to the GloBE rules and affects business groups with an IRPJ and CSLL tax burden of less than 15% in Brazil.
Based on the calculations performed under the GloBE Simplifying Transition Rules (RSGT), no impact on the financial statements is anticipated in relation to this matter.
The Company reaffirms its commitment to tax compliance and will continue to carry out the necessary actions to ensure the proper implementation of the new rule in the jurisdictions where it operates, in line with global best practices and current legislation.

34

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

13 BIOLOGICAL ASSETS
The roll-forward of biological assets is as set forth below:

	03/31/2025	12/31/2024
Opening balance	22,283,001	18,278,582
Additions	1,836,180	7,180,450
Additions of merged companies		366,785
Depletions	(1,234,226)	(4,831,916)
Transfers	15,233	102,790
Gain on fair value adjustments		1,431,530
Disposals	(6,356)	(130,922)
Write-offs	(32,277)	(114,298)
Closing balance	22,861,555	22,283,001
The Company reevaluates, on a semi-annual basis in June and December, the main assumptions used in measuring the fair value of biological assets, which are disclosed in Note 13 of the annual financial statements for the year ended December 31, 2024.
The Company manages the financial and climate risks related to its agricultural activities in a preventive manner. To reduce the risks arising from edaphoclimatic factors, the weather is monitored through meteorological stations and, in the event of pests and diseases, our Department of Forestry Research and Development, an area specialized in physiological and phytosanitary aspects, has procedures to diagnose and act rapidly against any occurrences and losses (Note 4.8).
The Company has no biological assets pledged as collateral on March 31, 2025 and December 31, 2024.

35

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

14 INVESTMENTS
14.1 Investments breakdown

	03/31/2025	12/31/2024

Investments in associates and joint ventures	420,618	453,371
Goodwill	224,096	225,486
Other investments evaluated at fair value through other comprehensive income	1,006,820	1,138,066
	1,651,534	1,816,923

14.2 Investments in associates and joint ventures

Information of investees as at				Company Participation
			03/31/2025	Carrying amount		In the income (expenses) for the period
	Equity	Income (expenses) of the period	Participation equity (%)	03/31/2025	12/31/2024	03/31/2025	03/31/2024
Associate
Foreign
Ensyn Corporation	(936)	(7,046)	24.80%	(232)	2	(3,091)	(1,408)
Spinnova Plc (1)	441,192	(49,051)	18.76%	82,768	95,254	(9,161)	(9,065)
Simplifyber, Inc.			14.20%	28,711	30,060
				111,247	125,316	(12,252)	(10,473)
Joint ventures
Domestic (Brazil)
Biomas - Serviços Ambientais, Restauração e Carbono Ltda.	8,839	(8,697)	16.66%	1,473	2,923	(1,449)	(1,142)
Ibema Companhia Brasileira de Papel	377,992	7,117	49.90%	188,618	193,901	3,551	7,461
Foreign
F&E Technologies LLC	11,829		50.00%	5,914	6,378
Woodspin Oy	226,731	(13,855)	50.00%	113,366	124,853	(6,927)	(5,753)
				309,371	328,055	(4,825)	566

Other investments evaluated at fair value through other comprehensive income
Bem Agro Integração e Desenvolvimento S.A.			5.82%	3,737	4,026
Celluforce Inc.			8.28%	25,813	27,823
Nfinite Nanotechnology Inc.			5.00%	5,886	6,347
Lenzing Aktiengesellschaft			15.00%	971,384	1,099,870
				1,006,820	1,138,066
				1,427,438	1,591,437	(17,077)	(9,907)
(1)The average share price quoted on the Nasdaq First North Growth Market (NFNGM) was EUR0.52 on March 31, 2025 and EUR0.95 in December 31, 2024.

36

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

15 PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Machinery, equipment and facilities	Work in progress	Other (1)	Total
Average rate %		3.17	7.29		19.89
Accumulated cost	14,859,189	10,032,317	48,456,537	17,485,109	1,491,663	92,324,815
Accumulated depreciation		(4,125,823)	(27,918,585)		(991,338)	(33,035,746)
Balances at December 31, 2023	14,859,189	5,906,494	20,537,952	17,485,109	500,325	59,289,069
Additions	697	558	415,147	7,490,762	28,904	7,936,068
Acquisition of subsidiaries	1,699,588	775	413		1,992	1,702,768
Write-offs	(10,724)	(7,455)	(118,499)		(9,324)	(146,002)
Depreciation		(366,398)	(3,214,550)		(222,993)	(3,803,941)
Transfers and other	226,598	3,988,619	16,660,035	(21,465,336)	598,162	8,078
Accumulated cost	16,775,348	13,816,631	62,822,096	3,510,535	1,806,592	98,731,202
Accumulated depreciation		(4,294,038)	(28,541,598)		(909,526)	(33,745,162)
Balances at December 31, 2024	16,775,348	9,522,593	34,280,498	3,510,535	897,066	64,986,040
Additions	3,211	7	100,643	1,121,983	6,056	1,231,900
Write-offs		(799)	(12,247)		(2,502)	(15,548)
Depreciation		(104,786)	(1,020,232)		(72,330)	(1,197,348)
Transfers and other	1,351	434,293	674,587	(1,171,314)	61,695	612
Accumulated cost	16,779,910	14,249,711	63,547,914	3,461,204	1,860,354	99,899,093
Accumulated depreciation		(4,398,403)	(29,524,665)		(970,369)	(34,893,437)
Balances at March 31, 2025	16,779,910	9,851,308	34,023,249	3,461,204	889,985	65,005,656
(1)Includes vehicles, furniture and utensils and computer equipment.

On March 31, 2025, the Company evaluated the business, market and climate impacts, and did not identify any event that indicated the need to perform an impairment test and to record any impairment provision for property, plant and equipment.
15.1 Items pledged as collateral
On March 31, 2025, property, plant and equipment items pledged as collateral, consisting mainly of the units of Ribas do Rio Pardo, Três Lagoas and Imperatriz are set forth below:

	Type of collateral	3/31/2025	12/31/2024
Land	Financial/Legal	24,427	24,427
Buildings	Financial	1,757,860	1,755,082
Machinery, equipment and facilities	Financial	20,158,141	20,442,189
Work in progress	Financial	413,767	427,998
Other	Financial	39,826	43,487
		22,394,021	22,693,183
15.2 Capitalized expenses
For the three-month period ended March 31, 2025, the Company capitalized loan costs in the amount of R$52,753 (R$959,967 as of December 31, 2024). The weighted average interest rate, adjusted by the equalization of the exchange rate effects, utilized to determine the capitalized amount was 12.10% p.a. (11.17% p.a. as of December 31, 2024).

37

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

15.3 Asset Retirement Obligation (ARO)
On March 31, 2025, the Company has provisioned the amount of R$66,445 (R$65,327 as of December 31, 2024) arising asset retirement obligation of industrial landfills.
16 INTANGIBLE
16.1 Goodwill and intangible assets with indefinite useful lives

	03/31/2025	12/31/2024
Goodwill - Facepa	119,332	119,332
Goodwill - Fibria	7,897,051	7,897,051
Goodwill - MMC Brasil	170,859	170,859
Other (1)	5,097	5,097
	8,192,339	8,192,339
(1)Refers to other intangible assets with indefinite useful lives such as servitude of passage and electricity.
The goodwill is based on expected future profitability supported by valuation reports, after the purchase price allocation.
Goodwill is allocated to cash-generating units as presented in Note 28.4.
For the three-month period ended March 31, 2025, the Company did not identify any event that indicated the need to perform the impairment test and to record any impairment provision for intangible assets.
16.2 Intangible assets with limited useful lives

		03/31/2025	12/31/2024
Opening balance		5,709,964	6,557,009
Additions		11,836	161,779
Amortization		(250,523)	(1,008,824)
Closing balance		5,471,277	5,709,964
Represented by	Average rate %
Non-competition agreements	5.00	4,430	4,508
Port concessions	3.94	644,282	632,253
Supplier agreements	12.66	22,221	25,925
Port service contracts	4.23	513,119	520,459
Cultivars	14.28	15,293	20,391
Trademarks and patents	8.35	166,419	170,306
Customer portfolio	9.09	3,899,654	4,104,900
Supplier agreements	17.64	232	295
Software	20.80	193,822	201,476
Other	10.00	11,805	29,451
		5,471,277	5,709,964

Cost		12,552,386	12,540,497
Amortization		(7,081,109)	(6,830,533)
Closing balance		5,471,277	5,709,964

38

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

17 TRADE ACCOUNTS PAYABLE

	03/31/2025	12/31/2024
In local currency
Third party (1)	4,139,345	4,681,065
Related party (Note 11.1) (2)	2,985	1,457
In foreign currency
Third party	1,527,479	1,350,763
	5,669,809	6,033,285
(1)Within the balance of suppliers, there are values under supplier finance arrangement that were subject to anticipation with financial institutions at the exclusive option of certain suppliers, without changing the originally defined purchase conditions (payment terms and negotiated prices). The balance related to such operations on March 31, 2025 was R$429,166 (R$555,063 at December 31, 2024).
(2)The balance refers mainly to transactions with Ibema Companhia Brasileira de Papel.
18 LOANS, FINANCING AND DEBENTURES
18.1 Breakdown by type

				Current		Non-current			Total
Type	Currency	Interest rate	Average annual interest rate - %	03/31/2025	12/31/2024	03/31/2025	12/31/2024	03/31/2025	12/31/2024
In foreign currency
Bonds	USD	Fixed	5.0%	368,085	3,229,641	45,691,405	49,166,804	46,059,490	52,396,445
Panda Bonds	CNY	Fixed	2.8%	9,581		948,655		958,236
Export credits (“export prepayments”)	USD	SOFR/Fixed	5.4%	2,153,304	6,236,806	16,983,690	16,283,736	19,136,994	22,520,542
Assets financing	USD	SOFR	3.3%	6,479	137,300	713,766	298,252	720,245	435,552
ECA - Export Credit Agency	USD	SOFR	5.8%	108,292	7,297	269,563	769,702	377,855	776,999
IFC - International Finance Corporation (1)	USD	SOFR	5.6%	(3,046)	(12,051)	5,398,827	5,858,208	5,395,781	5,846,157
Others				7,910	4,210	4,226	4,455	12,136	8,665
				2,650,605	9,607,427	70,010,132	73,397,488	72,660,737	83,004,915
In local currency
BNDES	BRL	UMBNDES	6.8%	417		157,555		157,972
BNDES	BRL	TJLP	8.7%	98,893	100,556	76,811	101,587	175,704	202,143
BNDES	BRL	TLP	14.5%	99,780	94,903	4,665,467	4,607,102	4,765,247	4,702,005
BNDES	BRL	SELIC	17.4%	251,304	243,223	663,562	704,825	914,866	948,048
BNDES	BRL	TR	2.2%	1,110		68,998		70,108
Assets financing	BRL	CDI	17.0%	18,514	18,427	52,307	56,956	70,821	75,383
NCE (“Export credit notes”)	BRL	CDI	17.6%	3,486	3,027	100,000	100,000	103,486	103,027
NCR (“Rural producer certificates”)	BRL	CDI	14.8%	39,854	312,652	2,000,000	2,000,000	2,039,854	2,312,652
Debentures	BRL	CDI/IPCA	15.2%	264,647	120,931	9,819,129	9,738,616	10,083,776	9,859,547
				778,005	893,960	17,603,829	17,536,656	18,381,834	18,430,616
				3,428,610	10,501,387	87,613,961	90,934,144	91,042,571	101,435,531

Interest on financing				911,672	1,541,312			911,672	1,541,312
Non-current funding				2,516,938	8,960,075	87,613,961	90,934,144	90,130,899	99,894,219
				3,428,610	10,501,387	87,613,961	90,934,144	91,042,571	101,435,531
(1) The balances shown as negative correspond to fundraising costs

39

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

18.2 Breakdown by maturity - non-current

	2026	2027	2028	2029	2030	2031 onwards	Total
In foreign currency
Bonds	2,968,093	4,011,716	2,852,225	10,018,435	5,660,739	20,180,197	45,691,405
Panda Bonds (1)		948,655					948,655
Export credits (“export prepayments”)	1,224,473	3,594,061	3,583,133	4,807,933	3,062,507	711,583	16,983,690
Assets financing	83,169	111,553	68,475	6,366			269,563
ECA - Export Credit Agency (1)						713,766	713,766
IFC - International Finance Corporation (1)		290,300	1,477,021	2,400,463	1,231,043		5,398,827
	4,275,735	8,956,285	7,980,854	17,233,197	9,954,289	21,605,546	70,005,906
In local currency
BNDES – TJLP	65,250	3,651	3,651	3,651	608		76,811
BNDES – TLP	80,906	161,927	159,092	144,920	372,599	3,746,023	4,665,467
BNDES – SELIC	198,744	35,645	35,645	35,645	35,645	322,238	663,562
BNDES – TR	3,161	4,734	4,734	4,734	4,734	46,901	68,998
BNDES - UMBNDES	4,258	8,516	8,516	8,516	8,516	119,233	157,555
Assets financing	14,092	19,114	19,034	67			52,307
NCE (“Export credit notes”)		25,000	25,000	25,000	25,000		100,000
NCR (“Rural producer certificates”)					2,000,000		2,000,000
Debentures (1)			749,193		540,490	8,529,446	9,819,129
	366,411	258,587	1,004,865	222,533	2,987,592	12,763,841	17,603,829
	4,642,146	9,214,872	8,985,719	17,455,730	12,941,881	34,369,387	87,609,735
(1) The balances shown as negative correspond to fundraising costs, which are amortized on a straight-line basis.
18.3 Roll-forward of loans, financing and debentures

	03/31/2025	12/31/2024
Opening balance	101,435,531	77,172,692
Fundraising, net of issuance costs	7,055,244	15,692,905
Interest accrued	1,412,878	5,413,707
Monetary and exchange rate variation, net	(5,702,984)	17,728,324
Settlement of principal	(11,175,521)	(9,410,807)
Settlement of interest	(2,014,500)	(5,241,389)
Amortization of fundraising costs	31,923	80,099
Closing balance	91,042,571	101,435,531

40

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

18.4 Fundraising costs
The fundraising costs are amortized based on the terms of agreements and the effective interest rate.

			Balance to be amortized
Type	Cost	Amortization	03/31/2025	12/31/2024
Bonds	434,970	286,460	148,510	168,450

Export credits (“export prepayments”)	273,989	181,400	92,589	63,080
Debentures	159,675	35,813	123,862	125,663
BNDES	81,730	56,686	25,044	25,777
IFC - International Finance Corporation	81,956	12,533	69,423	78,719
Others	20,912	14,884	6,028	6,799
	1,053,232	587,776	465,456	468,488
18.5 Guarantees
Some loan and financing agreements have guarantees clauses, in which the financed equipment or other property, plant and equipment is offered as collateral by the Company, as disclosed in Note 15.1.
The Company does not have contracts with restrictive financial clauses (financial covenants) which must be complied with.
18.6 Relevant transactions entered into during the period
18.6.1 Export Prepayment
On March 10, 2025, the Company raised, with several banks (a syndicated operation), an export prepayment ("PPE"), in the amount of US$1,200,000 (equivalent to R$6,951,600), at a floating rate based on the 3-month SOFR Term +1.45% p.a, maturing in March 2031.
18.6.2 Advance of exchange contract (“ACC”)
On January 22, 2025, the Company raised an Advance on Foreign Exchange Contract ("ACC") from Itaú Unibanco in the amount of US$10,000 (equivalent to R$59,175), indexed at a fixed rate of 6.43% p.a, maturing on January 19, 2026.
On March 5, 2025, the Company raised an ACC from Banco do Brasil in the amount of US$10,000 (equivalent to R$57,950), indexed at a fixed rate of 5.8% p.a, maturing on March 2, 2026.
18.7 Significant transactions settled during the period
On March 10, 2025, the Company made an early partial settlement of an export prepayment with various banks (syndicated operation), totaling US$1,486,064 (equivalent to R$8,608,769, including principal and interest). The residual amount of the operation maintained its original maturity in March 2027 with a floating rate of SOFR + 1.4% p.a.
On January 14, 2025, the Company settled, as due, a bond with a 4.00% p.a cost, a market-based operation, in the amount of US$346,445 (equivalent to R$2,101,917, including principal and interest).
On March 24, 2025, the Company settled a Rural Producer Note (CPR) with Banco Safra, in the amount of R$221,942 (including principal and interest). The maturity of the CPR was in March 2025, with an interest rate of 100.00% of the CDI p.a.

41

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

19 LEASES
19.1 Right of use
The balances rolled-forward are set out below:

	Lands	Machinery and equipment	Buildings	Ships and boats	Vehicles	Total
Balances at December 31, 2023	3,380,298	184,813	127,432	1,498,228	5,860	5,196,631
Additions/updates	506,373	157,542	41,235		39,076	744,226
Depreciation (1)	(408,000)	(167,312)	(54,275)	(124,890)	(2,587)	(757,064)
Write-offs (2)	(3,102)					(3,102)
Balances at December 31, 2024	3,475,569	175,043	114,392	1,373,338	42,349	5,180,691
Additions/updates	229,525	11,502	25,690			266,717
Depreciation (1)	(108,410)	(40,571)	(13,238)	(31,223)	(4,365)	(197,807)
Balances at March 31, 2025	3,596,684	145,974	126,844	1,342,115	37,984	5,249,601
(1)The amount of depreciation related to land is substantially reclassified to biological assets to make up the formation costs.
(2)Write-off due to cancellation of contracts.
On March 31, 2025, the Company does not have commitments to lease agreements not yet in force.
19.2 Lease liabilities
The balance of lease payables on March 31, 2025, measured at present value and discounted at the respective discount rates are set forth below:

Nature of agreement	Average rate - % p.a. (1)	Maturity (2)	Present value of liabilities
Lands and farms	12.27	May/2052	4,041,182
Machinery and equipment	11.19	July/2032	244,318
Buildings	10.75	March/2031	125,318
Ships and boats	11.25	February/2039	2,408,213
Vehicles	11.10	November/2028	32,488
			6,851,519
(1)To determine the discount rates, quotes were obtained from financial institutions for agreements with characteristics and average terms similar to the lease agreements.
(2)Refers to the original maturities of the agreements and, therefore, does not consider eventual renewal clauses.

42

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

The balances rolled-forward are set out below:

	03/31/2025	12/31/2024
Opening balance	6,972,915	6,243,782
Additions	266,717	744,226
Write-offs (2)		(3,102)
Payments	(371,531)	(1,325,398)
Accrual of financial charges (1)	182,458	700,283
Exchange rate variations	(199,040)	613,124
Closing balance	6,851,519	6,972,915

Current	870,322	872,228
Non-current	5,981,197	6,100,687
(1)On March 31, 2025, the amount of R$66,200 related to interest expenses on leased lands was capitalized to biological assets to represent the formation cost (R$223,055 as of December 31, 2024).
(2)Write-off due to cancellation of contracts.
The maturity schedule for future payments not discounted to present value related to lease liabilities is disclosed in Note 4.2.
19.2.1 Amounts recognized in the statement of income for the period
The amounts recognized are set out below:

	03/31/2025	03/31/2024
Expenses relating to short-term assets	672	1,084
Expenses relating to low-value assets	18	424
	690	1,508

20 PROVISION FOR JUDICIAL LIABILITIES
The Company is involved in certain legal proceedings arising in the normal course of its business, which include tax, social security, labor, civil, environment and real estate.
The Company classifies the risk of unfavorable decisions in legal proceedings, based on legal advice, which reflects the estimated probable losses.
The Company’s Management believes that, based on the available information as of the date of these unaudited condensed consolidated interim financial information, its provisions for tax, social security, labor, civil, environment and real estate risks, accounted for according to IAS 37 are sufficient to cover estimated losses related to its legal proceedings, as set forth below:

43

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

20.1 Roll-forward and changes in the provisions for probable losses based on the nature of the proceedings, net of judicial deposits

					03/31/2025
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Provision balance at the beginning of the period	407,964	353,926	215,553	2,127,725	3,105,168
Payments	(58,974)	(27,512)	(1,422)		(87,908)
Reversal	(10,885)	(4,884)		(1,703)	(17,472)
Additions	2,038	33,134	9,582		44,754
Monetary adjustment	4,519	6,362	9,446		20,327
Provision balance	344,662	361,026	233,159	2,126,022	3,064,869
Judicial deposits	(4,234)	(95,578)	(21,621)		(121,433)
Provision balance at the end of the period	340,428	265,448	211,538	2,126,022	2,943,436
(1)Amounts arising from tax-related lawsuits with a possible or remote probability of loss in the amount of R$1,992,741 and civil lawsuits in the amount of R$133,281, measured and recorded at the estimated fair value resulting from the business combination with Fibria.
(2)Reversal due to a change in likelihood, cancellation and/or due to settlement.

					12/31/2024
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Provision balance at the beginning of the year	468,839	349,058	139,435	2,155,545	3,112,877
Payments	(60,081)	(89,221)	(6,795)		(156,097)
Reversal	(9,540)	(89,941)	(1,951)	(27,820)	(129,252)
Additions	4,689	162,456	72,605		239,750
Monetary adjustment	4,057	21,574	12,259		37,890
Provision balance	407,964	353,926	215,553	2,127,725	3,105,168
Judicial deposits	(66,746)	(91,596)	(20,076)		(178,418)
Provision balance at the end of the year	341,218	262,330	195,477	2,127,725	2,926,750
(1)Amounts arising from tax-related lawsuits with a possible or remote probability of loss in the amount of R$2,448,564 and civil lawsuits in the amount of R$197,141, measured and recorded at the estimated fair value resulting from the business combination with Fibria.
(2)Reversal due to a change in likelihood, cancellation and/or due to settlement.
20.1.1 Tax and social security
On March 31, 2025, the Company has 54 (58 as of December 31, 2024) administrative and judicial proceedings of a tax or social security nature in which the disputed matters are related to IRPJ, CSLL, PIS, COFINS, ICMS among others, whose amounts are provisioned when the likelihood of loss is deemed probable by the Company’s external legal counsel and by Management.
20.1.2 Labor
On March 31, 2025, the Company has 1,094 (1,178 as of December 31, 2024) labor lawsuits.
In general, the provisioned labor proceedings are related primarily to matters frequently contested by employees of agribusiness companies, such as wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.
20.1.3 Civil, environment and real estate
On March 31, 2025, the Company has 101 (97 as at December 31, 2024) civil, environmental and real estate proceedings.

44

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

The provisioned Civil, environment and real estate proceedings are related primarily to the payment of damages, including those arising from contractual obligations, traffic-related injuries, possessory actions, environmental restoration obligations, claims and others.
20.2 Contingencies with possible losses
The Company is involved in tax, civil and labor lawsuits, whose losses have been assessed as possible by Management, supported by legal counsel, and therefore no provision was recorded:

	03/31/2025	12/31/2024
Taxes and social security (1)	9,942,885	9,837,082
Labor	177,780	171,480
Civil and environmental (1) (2)	1,016,611	5,065,714
	11,137,276	15,074,276
(1)The amounts above do not include the fair value adjustments allocated to possible loss risk contingencies representing R$2,106,933 (R$2,135,869 as of December 31, 2024), which were recorded at fair value resulting from business combinations with Fibria, as presented in Note 20.1.1 above.
(2)As disclosed in the annual financial statements, note 20.2.3(i), the Company is a defendant in a Public Civil Action (“ACP”) regarding compensation for damages caused to federal highways due to the transportation of timber exceeding the permitted weight. Based on a recent decision by the Superior Court of Justice (“STJ”), which established the thesis of civil liability without clear and objective liquidation criteria, as well as the change of the monetary correction index from IGPM/FGV to SELIC, the Company reassessed the exposure amount of this action to approximately R$ 340 million. This estimate made by management and supported by its external legal advisors, is based on scenarios with similarity to infraction notices suffered by other companies and assessed according to the quantification criteria applied by the Federal Public Ministry (“MPF”). Given the absence of clear and objective criteria for measuring such claims from the MPF in similar cases, management’s current estimate may vary to a higher or lower amount, subject to the final decision by the MPF/TRF1 regarding the Company's case.

In the three-month period ended March 31, 2025, there were no significant changes in the main nature of these contingencies compared to those disclosed in the annual financial statements for the year ended December 31, 2024 (Note 20.1).
21 EMPLOYEE BENEFIT PLANS
The Company provides supplementary pension plan and defined benefit plan, such as medical assistance and life insurance. The characteristics of such benefits were disclosed in the annual financial statements for the year ended December 31, 2024 (Note 21), which did not change during the three-month period ended March 31, 2025.
21.1 Pension plan
Contributions made by the Company, for Suzano Prev pension plan managed by Brasilprev Seguros e Previdência S.A., for the three-month period ended March 31, 2025 amounted R$5,745 (R$5,111 as of March 31, 2024) recognized under the cost of sales, selling and general and administrative expenses.
21.2 Defined benefits plan
The Company offers the medical assistance and life insurance in addition to the pension plans, which are measured based on actuarial calculations and recognized in the unaudited condensed consolidated interim financial information.

45

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

The roll-forward of actuarial liabilities prepared based on actuarial report is set forth below:

	03/31/2025	12/31/2024
Opening balance	721,560	833,683
Interest on actuarial liabilities	19,337	73,853
Current service cost	485	1,997
Actuarial loss – experience		(125)
Actuarial loss (gain) – financial assumptions		(137,649)
Benefits paid directly by entity	(11,350)	(50,199)
Closing balance	730,032	721,560
22 SHARE-BASED COMPENSATION PLAN
The Company has long-term share-based remuneration plans: (i) Phantom stock option plan (“PS”), settled in cash; and (ii) Performance Share Plan, settled in shares.
The characteristics and measurement method of each plan were disclosed in the annual financial statements for the year ended December 31, 2024 (Note 22), which did not change during the three-month period ended March 31, 2025.
22.1 Phantom shares plan (“PS”)
The roll-forward arrangements are set out below:

		Number of shares
Year of grant	Fair value on grant date	31/12/2024	Granted during of the year	Cancelled	Exercised (1)	31/03/2025	Available for completion	Restricted year for transfer of shares
								2025	2026	2027	2028
2020	R$38.50	33,384	1,083			34,467	34,467
2021	R$62.25	874,480	28,375	(13,046)	(358,000)	531,809	404,570	127,239
2022	R$57.48	3,461,437	112,251	(98,593)	(979,322)	2,495,773		2,148,353	323,447	23,973
2023	R$48.84	3,052,179	98,965	(95,361)	(63,225)	2,992,558		29,253	2,670,308	292,997
2024	R$56.53	2,675,017	86,665	(46,819)	(37,191)	2,677,672			2,987	2,476,946	197,739
2025	R$60.53		1,683,347	(4,095)	(17,401)	1,661,851					1,661,851
		10,096,497	2,010,686	(257,914)	(1,455,139)	10,394,130	439,037	2,304,845	2,996,742	2,793,916	1,859,590

Book value		361,974	83,198		(83,277)	361,895
Book value of the previous year		268,489	173,486		(80,001)	361,974
(1)The average price of the share options exercised and exercised due to termination of employment on March 31, 2025 was R$60.25 (R$42.36 as at December 31, 2024).

46

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

22.2 Restricted shares plan (“Performance Shares”)
The position is set forth below:

		Number of stock options
Year of grant	Fair value on grant date	31/12/2024	Shares granted/provisioned	Exercised	31/03/2025	Restricted year for transfer of shares
						2025	2026	2027	2028	2029	2030
2022	R$53.81	115,800	3,758	(119,558)
2023	R$51.41	383,568	12,448		396,016		277,249	118,767
2024	R$55.77	2,480,743	80,509		2,561,252	348,417	227,697	312,564		1,672,574
2025	R$61.39		267,096		267,096				150,604		116,492
Number of stock options		2,980,111	363,811	(119,558)	3,224,364	348,417	504,946	431,331	150,604	1,672,574	116,492

Book value		60,226	11,038	(6,437)	64,827
Book value of the previous year		26,744	81,276	(47,794)	60,226

23 LIABILITIES FOR ASSETS ACQUISITIONS AND SUBSIDIARIES

	03/31/2025	12/31/2024
Business combinations
Facepa (1)	27,725	27,182
Vale Florestar Fundo de Investimento em Participações ("VFFIP") (2)	87,699	93,308
	115,424	120,490

Current	20,877	21,166
Non-current	94,547	99,324
(1)Acquired in March 2018, for the amount of R$307,876, upon the payment of R$267,876, with the remainder updated at the IPCA, adjusted for possible losses incurred up to the payment date, with maturity in March 2028.
(2)On August 2014, the Company acquired Vale Florestar S.A. through VFFIP, with maturity up to August 2029. The annual settlements, carried out in the month of August, are subject to interest and updated by the variations of the US$ exchange rate, and partially updated by the IPCA.

47

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

24 SHAREHOLDERS’ EQUITY
24.1 Share capital
On March 31, 2025, Suzano’s share capital was R$19,269,281 divided into 1,264,117,615 common shares, all nominative, book-entry shares without par value. Expenses related to the public offering were R$33,735, totaling a net share capital of R$19,235,546. The breakdown of the share capital is as set out below:

	03/31/2025		12/31/2024
	Quantity	(%)	Quantity	(%)
Controlling Shareholders
Suzano Holding S.A.	367,612,329	29.08	367,612,329	29.08
Controller	196,065,636	15.51	196,065,636	15.51
Managements and related persons	31,903,998	2.52	32,784,440	2.59
Alden Fundo de Investimento em Ações	27,154,744	2.15	26,154,744	2.07
	622,736,707	49.26	622,617,149	49.25
Treasury (Note 24.2)	25,455,929	2.01	24,875,787	1.97
Other shareholders	615,924,979	48.73	616,624,679	48.78
	1,264,117,615	100.00	1,264,117,615	100.00
On March 31, 2025, SUZB3 common shares ended the period quoted at R$52.94 and R$61.78 on December 31, 2024.

24.2 Treasury shares
On March 31, 2025, the Company had 25,455,929 (24,875,787 as of December 31, 2024) of its own common shares held in treasury, with an average cost of R$53.87 per share, with a historical value of R$1,371,424 (R$1,339,197 as at December 31, 2024) and the market corresponding to R$1,347,637 (R$1,536,826 as at December 31, 2024).
For the three-month period ended March 31, 2025, the Company granted 119,558 common shares at an average cost of R$53.84 per share, with a historical value of R$6,437, to comply with the restricted shares plan (Note 22.2).

	Quantity	Average cost per share	Historical value	Market value
Balances at December 31, 2023	34,765,600	42.69	1,484,014	1,934,010
Exercised (note 22.2)	(1,005,113)	47.55	(47,794)	(54,213)
Repurchase	51,115,300	54.91	2,806,764	2,806,764
Canceled	(60,000,000)	48.40	(2,903,787)	(3,238,200)
Balances at December 31, 2024	24,875,787	53.84	1,339,197	1,536,826
Exercised (note 22.2)	(119,558)	53.84	(6,437)	(6,577)
Repurchase	699,700	55.26	38,664	38,664
Balances at March 31, 2025	25,455,929	53.87	1,371,424	1,347,637

48

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

25 EARNINGS PER SHARE
25.1 Basic
The basic earnings per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average number of common shares issued during the period, excluding the common shares acquired by the Company and held as treasury shares.

	03/31/2025	03/31/2024
Net income for the period attributed to Controlling shareholders'	6,340,760	215,392
Weighted average number of shares in the period – in thousands	1,264,118	1,309,612
Weighted average treasury shares – in thousands	(25,047)	(24,110)
Weighted average number of outstanding shares – in thousands	1,239,071	1,285,502
Basic earnings per common share – R$	5.11735	0.16755
25.2 Diluted
The diluted earnings per share is measured by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares with dilutive effects.

	03/31/2025	03/31/2024
Net income for the period attributed to Controlling shareholders'	6,340,760	215,392
Weighted average number of shares during the period (except treasury shares) – in thousands	1,239,071	1,285,502
Average number of potential shares (stock options) - in thousands	3,171	664
Weighted average number of shares (diluted) – in thousands	1,242,242	1,286,166
Diluted earnings per common share – R$	5.10429	0.16747

49

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

26 NET FINANCIAL RESULT

	03/31/2025	03/31/2024
Financial expenses
Interest on loans, financing and debentures (1)	(1,360,125)	(853,289)
Amortization of transaction costs	(31,923)	(17,308)
Interest expenses on lease liabilities (2)	(116,258)	(109,806)
Other	(131,779)	(149,997)
	(1,640,085)	(1,130,400)

Financial income
Cash and cash equivalents and marketable securities	348,428	409,192
Other	90,425	15,025
	438,853	424,217
Results from derivative financial instruments
Income	4,224,351	716,512
Expenses	(531,192)	(1,351,049)
	3,693,159	(634,537)
Monetary and exchange rate variations, net
Exchange rate variations on loans, financing and debentures	5,702,984	(2,071,835)
Leases	199,040	(71,671)
Other assets and liabilities (3)	(697,738)	444,178
	5,204,286	(1,699,328)
Net financial result	7,696,213	(3,040,048)
(1)Excludes R$52,753 arising from capitalized loan costs, substantially related to property, plant and equipment in progress of the Cerrado Project for the three-month period ended March 31, 2025 (R$377,560 as at March 31, 2024).
(2)Includes R$66,200 referring to the reclassification to the biological assets item for the composition of the formation cost (R$223,055 as of March 31, 2024).
(3)Includes effects of exchange rate variations of trade accounts receivable, trade accounts payable, cash and cash equivalents, marketable securities and others.
27 NET SALES

	03/31/2025	03/31/2024
Gross sales	13,931,964	11,434,047
Sales deductions
Returns and cancellations	(36,433)	(54,357)
Discounts and rebates	(1,812,315)	(1,394,942)
	12,083,216	9,984,748
Taxes on sales	(530,295)	(526,146)
Net sales	11,552,921	9,458,602
28 SEGMENT INFORMATION
28.1 Criteria for identifying operating segments
The Board of Directors and Board of Statutory Executive Officers evaluate the performance of the Company’s business segments through the Adjusted EBITDA. The Company has revised the segment note to present Adjusted EBITDA as its performance measure.
The operating segments defined by the Company’s management are set forth below:
i)Pulp: comprised of the production and sale of hardwood eucalyptus pulp and fluff pulp, mainly to supply the foreign market.

50

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

ii)Paper: comprises the production and sale of paper to meet the demands of both the domestic and foreign markets. Consumer goods (tissue) sales are classified under this segment due to their immateriality.
Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determines the allocation of resources on a consolidated basis.
In addition, with respect to geographical information related to non-current assets, the Company does not disclose such information, as all property, plant and equipment, biological and intangible assets are substantially in Brazil.
28.2 Information of operating segments

	03/31/2025
	Pulp	Paper	Total
Net sales	8,611,543	2,941,378	11,552,921
Domestic market (Brazil)	457,416	1,691,196	2,148,612
Foreign market	8,154,127	1,250,182	9,404,309
Cost of sales	(5,696,157)	(2,033,010)	(7,729,167)

Adjusted EBITDA	4,254,146	611,628	4,865,774
Adjustments to EBITDA (*)			(109,317)
Depreciation, depletion and amortization			(2,497,422)
Financial result			7,696,213
Net income before taxes			9,955,248

51

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

	03/31/2024
	Pulp	Paper	Total
Net sales	7,359,846	2,098,756	9,458,602
Domestic market (Brazil)	486,168	1,572,490	2,058,658
Foreign market	6,873,678	526,266	7,399,944
Cost of sales	(4,374,903)	(1,324,967)	(5,699,870)

Adjusted EBITDA	3,902,250	655,656	4,557,906
Adjustments to EBITDA (*)			(23,656)
Depreciation, depletion and amortization			(1,982,024)
Financial result			(3,040,048)
Net before taxes			(487,822)

	03/31/2025	03/31/2024
(*) Adjustments to EBITDA
Fair Value Update - Biological Asset		—
Income from disposal and write-off of property, plant and equipment and biological assets	(46,306)	(36,312)
Provision/(reversals) for losses on ICMS credits	(45,765)	23,763
Others (1)	(17,246)	(11,107)
	(109,317)	(23,656)

(1) It includes items with specific, non-cash and exceptional adjustments, such as: i) equity equivalence, ii) extinction of the packaging business line, iii) effective loss of the development contract advance program, iv) accruals for losses on ICMS credits, and v) income from disposal and write-off of property, plant and equipment and biological assets.

28.3 Net sales by product

	03/31/2025	03/31/2024
Products
Market pulp (1)	8,611,543	7,359,846
Printing and writing paper (2)	1,879,301	1,780,944
Paperboard	1,051,768	298,190
Other	10,309	19,622
	11,552,921	9,458,602
(1)Net sales of fluff pulp represent 0.6% of total net sales, and therefore were included in market pulp net sales. (0.7% as at March 31, 2024).
(2)Net sales of tissue represent 6.0% of total net sales, and therefore were included in printing and writing paper net sales. (6.7% as at March 31, 2024).
28.4 Goodwill based on expected future profitability
The goodwill based on expected future profitability arising from the business combination was allocated to the disclosable segments, which correspond to the Company's cash-generating units (“CGUs”), considering the economic benefits generated by such intangible assets. The allocation of goodwill is set out below:

	03/31/2025	12/31/2024
Pulp	7,897,051	7,897,051
Paper	290,191	290,191
	8,187,242	8,187,242

52

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2025

29 INCOME (EXPENSES) BY NATURE

	03/31/2025	03/31/2024
Cost of sales
Personnel expenses	(520,711)	(364,650)
Costs of raw materials, materials and services	(3,153,449)	(2,479,702)
Logistics cost	(1,296,365)	(1,063,930)
Depreciation, depletion and amortization	(2,223,588)	(1,706,401)
Other (1)	(535,054)	(85,187)
	(7,729,167)	(5,699,870)
Selling expenses
Personnel expenses	(90,189)	(72,670)
Services	(55,666)	(47,850)
Logistics cost	(340,905)	(272,620)
Depreciation and amortization	(241,026)	(238,962)
Other (2)	(27,096)	(21,313)
	(754,882)	(653,415)
General and administrative expenses
Personnel expenses	(403,006)	(320,672)
Services	(115,819)	(92,452)
Depreciation and amortization	(30,276)	(34,313)
Other (3)	(124,450)	(55,538)
	(673,551)	(502,975)
Other operating (expenses) income, net
Rents and leases	520	189
Results from sales of other products, net	26,967	24,486
Results from sales and disposals of property, plant and equipment, intangible and biological assets, net	(46,307)	(47,554)
Depletion, amortization and other PPA realizations (4)	(2,532)	(2,348)
Provision for judicial liabilities	(104,863)	(26,109)
Other operating income (expenses), net	7,006	11,127
	(119,209)	(40,209)
(1)Includes R$416,608 related to maintenance downtime costing (R$55,308 as at March 31, 2024).
(2)Includes expected credit losses, insurance, materials for use and consumption, travel, accommodation, trade fairs and events.
(3)Includes, substantially, corporate expenses, insurance, materials for use and consumption, social programs and donations, travel and accommodation.

53

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 7, 2025

SUZANO S.A.

By:	/s/ Marcos Moreno Chagas Assumpção
Name:	Marcos Moreno Chagas Assumpção
Title:	Chief Financial and Investor Relations Officer